UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2020

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On September 15, 2020, Safe-T Group Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on August 11, 2020 and are incorporated herein by reference.

All of the proposals set forth in the Proxy Statement were approved at the Meeting.

Attached hereto (i) as Exhibit 99.1 is the Company’s Amended and Restated Compensation Policy, following its approval at the Meeting and (ii) as Exhibit 99.2 is the Company’s amended and restated articles of association reflecting the increase the Company’s authorized share capital, as approved at the Meeting.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File No. 333-233510 and 333-239249) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Safe-T Group Ltd. - Amended and Restated Compensation Policy for Company’s Office Holders (dated as of September 15, 2020)

99.2	Safe-T Group Ltd. - Amended and Restated Articles of Association (dated as of September 15, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: September 15, 2020

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